PHL Variable Insurance Company One American Row Hartford, CT 06102

April 6, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PHL Variable Insurance Company
Post-Effective Amendment No. 7 to Form S-1
File No. 333-132399

To the Commission Staff:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned Registrant requests acceleration of the effectiveness of the above captioned registration statement to April 29, 2011.

Thank you for your kind consideration in this matter.

SINCERELY,

/s/ Kathleen A. McGah
Kathleen A. McGah Vice President and Assistant Secretary PHL Variable Insurance Company